Exhibit 99.2

Dear Shareholder:

I am pleased to be writing you about our initiation of a cash dividend. Accompanying this letter is a 2017 interim cash dividend of $0.34 per share, declared by our Board of Directors for shareholders of record on November 10, 2017. This is the first cash dividend in our history and reaffirms our commitment to returning excess capital to shareholders, reflecting the Company’s strong cash flow generation and enhanced capital structure.

These are exciting times for Atento. We are focused on generating strong returns and driving sustainable growth, and Atento’s dividend payment announcement today reflects our ability to execute on our strategic initiatives and long-term commitment to delivering value for our shareholders.

Dividends will continue to be evaluated with consideration to maintaining our strong financial condition. Thank you for your continued support.

Yours sincerely,

Alejandro Reynal

Chief Executive Officer